Mondee Holdings, Inc.
10800 Pecan Park Blvd.
Suite 315
Austin, Texas 78750

VIA EDGAR
December 4, 2023

U.S. Securities & Exchange Commission
Division of Corporation Finance
Office of Energy & Transportation
100 F Street, NE
Washington, D.C. 20549-0405

Attention:    Jenifer Gallagher, Staff Accountant
    Robert Babula, Staff Accountant

Re:    Mondee Holdings, Inc.
Form 10-K for the Fiscal Year ended December 31, 2022
Response Dated October 31, 2023
File No. 001-39943

Dear Ms. Gallagher and Mr. Babula:
Mondee Holdings, Inc. (“Mondee”) submits this letter in connection with the comments from the Staff of the Securities & Exchange Commission received by letter dated November 17, 2023 (the “Comment Letter”) relating to the Response dated October 31, 2023.

Mondee is working to respond to the Comment Letter and respectfully requests an extension of time to respond to the Comment Letter. Mondee currently anticipates submitting a response to the Comment Letter on or before December 11, 2023.

Should the Staff have concerns on the proposed timing, please do not hesitate to reach out to Jesus Portillo at (650) 646-3336 .

Sincerely,
/s/ Jesus Portillo_____________________________
Jesus Portillo
Chief Financial Officer
Mondee Holdings, Inc.

cc:    Meredith Waters, General Counsel